UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)




                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)


                                   03814F-10-6
                                 (CUSIP Number)


                                EDWARD R. CAMERON
                            7400 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55426
                                 (612) 930-9000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 31, 1996
                      (Date of Event Which Requires Filing
                               of This Statement)



     Check the following box if a fee is being paid with this statement [ ].







                       (Cover page continued on next page)

                                Page 1 of 5 Pages


                                  SCHEDULE 13G


CUSIP No.   03814F-10-6                                        PAGE 2 OF 5 PAGES

 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Edward R. Cameron
               SSN  ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                    (b)|_|


--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                          5   SOLE VOTING POWER
           NUMBER OF
            SHARES                       1,210,754 shares
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY       6   SHARED VOTING POWER
             EACH
           REPORTING                        -0- shares
            PERSON        ------------------------------------------------------
             WITH         7   SOLE DISPOSITIVE POWER

                                         1,210,754 shares
                          ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

                                            -0- shares
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,210,754 shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               26.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1(a).                 NAME OF ISSUER.

         Appliance Recycling Centers of America, Inc.


ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         7400 Excelsior Boulevard
         Minneapolis, Minnesota 55426


ITEM 2(a).                 NAME OF PERSON FILING.

         Edward R. Cameron


ITEM 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE.

         7400 Excelsior Boulevard
         Minneapolis, Minnesota 55426


ITEM 2(c).                 CITIZENSHIP.

         United States of America


ITEM 2(d).                 TITLE OF CLASS OF SECURITIES.

         Common stock, without par value


ITEM 2(e).                 CUSIP NO.

         03814F-10-6


                                Page 3 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON IS A:

[ ]      (a)      Broker or Dealer registered under Section 15 of the Act;

[ ]      (b)      Bank as defined in Section 3(a)(6) of the Act;

[ ]      (c)      Insurance Company as defined in Section 3(a)(19) of the
                  Act;

[ ]      (d)      Investment Company registered under Section 8 of the
                  Investment Company Act;

[ ]      (e)      Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940;

[ ]      (f)      Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

[ ]      (g)      Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G) (Note:  See Item 7); or

[ ]      (h)      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not Applicable.


ITEM 4.           OWNERSHIP.

         The following information is provided as of December 31, 1996:

(a)      Amount Beneficially Owned:                             1,210,754 shares

(b)      Percent of Class (based on 4,546,917 shares
         outstanding):                                                     26.6%

(c)      Number of shares as to which such person has:

         (i)  Sole power to vote or
         to direct the vote:                                    1,210,754 shares

         (ii)  Shared power to vote or
         to direct the vote:                                          -0- shares

         (iii)  Sole power to dispose or
         to direct the disposition of:                          1,210,754 shares

         (iv)  Shared power to dispose or
         to direct the disposition of:                                -0- shares



                                Page 4 of 5 Pages



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

         Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.          CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997.


                                        /s/ EDWARD R.CAMERON
                                        Edward R. Cameron




                                Page 5 of 5 Pages